Exhibit 99.1

Cash Store Financial Issues Default Status Report Pursuant to National Policy 12-203

EDMONTON, Oct. 10, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") is providing a default status report in accordance with the alternative information guidelines in National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults ("National Policy 12-203").

On May 16, 2014, the Company announced (the "Default Announcement") that it was not able to file an interim financial report and interim management's discussion and analysis for the period ended March 31, 2014, together with the related certifications of those interim filings (collectively the "Continuous Disclosure Documents") by May 15, 2014, the deadline prescribed by securities legislation.

Except as disclosed in previous press releases, there have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed by National Policy 12-203.

The Company still intends to file the Continuous Disclosure Documents as soon as is commercially reasonable, or as required by the Ontario Superior Court of Justice (Commercial List) (the "Court") pursuant to the Cash Store Financial's Companies' Creditors Arrangement Act ("CCAA") proceedings.

The Monitor has filed with the Court periodic reports which have included Cash Store Financial's cash flow projections and other financial information concerning the Company. The Company anticipates that the Monitor will continue to file reports with the Court (and post them on its website), updating relevant financial information concerning the Company.  The Monitor's reports, Court records and other details regarding the Company's CCAA proceedings are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial/.

About Cash Store Financial

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by Cash Store Financial, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information: William Aziz, Chief Restructuring Officer, baziz@bluetreeadvisors.com; Media: Joel Shaffer, Longview Communications. 416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 16:15e 10-OCT-14